UNATION, LLC
12802 Tampa Oaks Blvd, Suite 405
Tampa, FL33637

To the Board of Managers:

We are acting as counsel to UNATION, LLC(the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to$30 million of the Company’s Series C Units, as defined in the Amended and Restated Operating Agreement of the Company.

In connection with the opinion contained herein, we have examined the offering statement, the certificate of formation, Amended and Restated Operating Agreement, approvals of the Company’s Board of Managers, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photo static copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Series C Units being sold pursuant to the offering statement will be duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable. No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

KHLK, LLP
/s/KHLK LLP
By Andrew Stephenson, Partner